4imprint Group plc

30 November 2001

02 JAN 28 AM 8:50



02002760

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

**4imprint Group plc (File No. 82-5104)**
**Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934**

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

| *Date* | *Document* |
|---|---|
| 17.10.01 | LSE Notification – Martin Varley resignation |

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully

PP T. D Hallam

**Craig Slater**
**Finance Director**

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

dlw 1/28

4imprint, Broadway, Trafford Wharf Road, Manchester M17 1DD
Tel: 0161 786 0444 Fax: 0161 786 0440 email: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Broadway, Trafford Wharf Road, Manchester M17 1DD Registered Number: 00177991



**Press Release** **29 November 2001**

## Board Change

4imprint Group plc, the leading global distributor of imprinted promotional products, announces today that Martin Varley has resigned from the board with immediate effect to pursue other business opportunities. Martin will continue to assist the Group on a consultancy basis for 6 months.

Martin founded Incentives Two in 1987, sold the business to 4imprint Group plc in 1994 and led its development into one of the leading promotional products distributors in the UK.

The Group has continued to strengthen its management resource in the past 18 months and is ideally placed to take advantage of its market leading position and unique service proposition. 4imprint's UK business will be developed further by both Nigel Brabbins, UK Chief Operating Officer, and Richard Nelson, Group Chief Executive.

The Board wishes to extend its thanks to Martin for his contribution towards the development of the Group over the last 7 years and wishes him every success.

**- Ends -**

**For further information, please contact:**
4imprint Group plc Tel: +00 1 920 236 7270
Dick Nelson, CEO
Email: dnelson@4imprint.com

**Issued by:**

Bankside Consultants Limited Tel: +44 (0) 20 7444 4140
Henry Harrison-Topham / Russell Elliott